January 14, 2009

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

Re: Weatherford International Ltd. (Weatherford-Switzerland and Weatherford-Bermuda)
Incoming letter dated January 14, 2009

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings defined in your letter.

- The Division will not recommend enforcement action to the Commission if Weatherford-Switzerland, in reliance on your opinion of counsel that the exemption under Section 3(a)(10) of the Securities Act of 1933 is available, issues Weatherford-Switzerland Registered Shares to holders of Weatherford-Bermuda Common Shares pursuant to the Scheme of Arrangement without registration under the Securities Act. In reaching this position, we have noted that:
  - the Bermuda Court will conduct a hearing on the fairness of the Scheme of Arrangement to the holders of Weatherford-Bermuda Common Shares;
  - the Bermuda Court will approve the fairness of the terms and conditions of the Scheme of Arrangement to the holders of Weatherford-Bermuda Common Shares before Weatherford-Switzerland issues Weatherford-Switzerland Registered Shares pursuant to the Scheme of Arrangement;
  - all prospective recipients of Weatherford-Switzerland Registered Shares under the Scheme of Arrangement will receive notice of the hearing regarding the Scheme of Arrangement and will have the opportunity to be heard at the hearing; and
  - Weatherford-Bermuda and Weatherford-Switzerland will advise the Bermuda Court before the hearing that, if the Bermuda Court approves the terms and conditions of the Scheme of Arrangement, its sanctioning of the Scheme of Arrangement will constitute the basis for the issuance of the Weatherford-Switzerland Registered Shares under the Scheme of Arrangement without registration under the Securities Act, in reliance on the exemption from registration provided by Securities Act Section 3(a)(10).

- The reporting history of Weatherford-Bermuda under the Exchange Act may be taken into account to determine whether Weatherford-Switzerland is eligible to use Form S-3 or Form S-8 under the Securities Act, and to determine whether Weatherford-Switzerland may furnish information in a Form S-4 under the Securities Act in the manner permitted for a company that is eligible to use